UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Grubb & Ellis Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

400095204

(CUSIP Number)

Andrew L. Farkas

c/o Island Capital Group LLC

717 Fifth Avenue, 18th Floor

New York, New York 10022

(212) 705-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 400095204

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) C-III Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,384,785 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,384,785 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,384,785 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.99% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of Warrants (as defined in Item 6 hereof) to purchase shares of common stock, par value $0.01 per share (the “Shares”), of Grubb & Ellis Company (the “Issuer”) issued to C-III Investments LLC (“C-III”). The Reporting Persons own in the aggregate Warrants to purchase 5,384,785 Shares of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding Shares of the Issuer while they are deemed to be members of a “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) with persons that are not their affiliates. The Reporting Persons may be deemed to be part of a group with CDCF II GNE Holding, LLC (“CDCF”), CFI GNE Warrant Investor, LLC (“CFI”), Colony Distressed Credit Fund II, L.P., Colony Capital Credit II, L.P., Colony GP Credit II, LLC, CFI RE Holdco, LLC, CFI RE Masterco, LLC and Colony Financial, Inc. (collectively, the “Colony Parties”). CDCF and CFI collectively own Warrants to purchase 5,384,784 Shares of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 Shares of the Issuer.

The calculation of percentage ownership is based on 69,818,327 Shares outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP NO. 400095204

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) C-III Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,384,785 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,384,785 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,384,785 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.99% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of Warrants to purchase Shares of the Issuer issued to C-III. The Reporting Persons own in the aggregate Warrants to purchase 5,384,785 Shares of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding Shares of the Issuer while they are deemed to be members of a “group” (as defined in Section 13(d) of the Exchange Act) with persons that are not their affiliates. The Reporting Persons may be deemed to be part of a group with the Colony Parties. CDCF and CFI collectively own Warrants to purchase 5,384,784 Shares of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 Shares of the Issuer.

The calculation of percentage ownership is based on 69,818,327 Shares outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP NO. 400095204

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Island C-III Manager LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,384,785 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,384,785 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,384,785 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.99% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of Warrants to purchase Shares of the Issuer issued to C-III. The Reporting Persons own in the aggregate Warrants to purchase 5,384,785 Shares of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding Shares of the Issuer while they are deemed to be members of a “group” (as defined in Section 13(d) of the Exchange Act) with persons that are not their affiliates. The Reporting Persons may be deemed to be part of a group with the Colony Parties. CDCF and CFI collectively own Warrants to purchase 5,384,784 Shares of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 Shares of the Issuer.

The calculation of percentage ownership is based on 69,818,327 Shares outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP NO. 400095204

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Anubis Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,384,785 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,384,785 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,384,785 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.99% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of Warrants to purchase Shares of the Issuer issued to C-III. The Reporting Persons own in the aggregate Warrants to purchase 5,384,785 Shares of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding Shares of the Issuer while they are deemed to be members of a “group” (as defined in Section 13(d) of the Exchange Act) with persons that are not their affiliates. The Reporting Persons may be deemed to be part of a group with the Colony Parties. CDCF and CFI collectively own Warrants to purchase 5,384,784 Shares of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 Shares of the Issuer.

The calculation of percentage ownership is based on 69,818,327 Shares outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP NO. 400095204

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Island Capital Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,384,785 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,384,785 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,384,785 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.99% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of Warrants to purchase Shares of the Issuer issued to C-III. The Reporting Persons own in the aggregate Warrants to purchase 5,384,785 Shares of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding Shares of the Issuer while they are deemed to be members of a “group” (as defined in Section 13(d) of the Exchange Act) with persons that are not their affiliates. The Reporting Persons may be deemed to be part of a group with the Colony Parties. CDCF and CFI collectively own Warrants to purchase 5,384,784 Shares of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 Shares of the Issuer.

The calculation of percentage ownership is based on 69,818,327 Shares outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP NO. 400095204

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Andrew L. Farkas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,384,785 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,384,785 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,384,785 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.99% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of Warrants to purchase Shares of the Issuer issued to C-III. The Reporting Persons own in the aggregate Warrants to purchase 5,384,785 Shares of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding Shares of the Issuer while they are deemed to be members of a “group” (as defined in Section 13(d) of the Exchange Act) with persons that are not their affiliates. The Reporting Persons may be deemed to be part of a group with the Colony Parties. CDCF and CFI collectively own Warrants to purchase 5,384,784 Shares of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 Shares of the Issuer.

The calculation of percentage ownership is based on 69,818,327 Shares outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to Shares of the Issuer issuable upon exercise of Warrants (as defined in Item 6 below). The principal executive office of the Issuer is located at 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705. The information set forth in the Exhibits attached hereto are hereby expressly incorporated by reference, and the responses to each item on this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2. Identity and Background.

The Reporting Persons are:

(i)	C-III is a Delaware limited liability company. The principal business of C-III is to make real estate related investments.

(ii)	C-III Capital Partners LLC (“Capital Partners”) is a Delaware limited liability company. Capital Partners is the sole member of C-III. The principal business of Capital Partners is to own and operate commercial real estate services businesses and make and manage commercial real estate related investments.

(iii)	Island C-III Manager LLC (“C-III Manager”) is a Delaware limited liability company. C-III Manager is the external manager of Capital Partners. The principal business of C-III Manager is to manage the business and affairs of Capital Partners.

(iv)	Anubis Advisors LLC (“Anubis”) is a Delaware limited liability company. Anubis is the sole member of C-III Manager. The principal business of Anubis Advisors is real estate related advisory and management activities.

(v)	Island Capital Group LLC (“Island Capital”) is a Delaware limited liability company. Island Capital is the sole member of Anubis. The principal business of Island Capital is to engage in a broad range of real estate related activities.

(vi)	Andrew L. Farkas (“Mr. Farkas”) is a United States citizen. Mr. Farkas is the Managing Member, Chairman and Chief Executive Officer of Island Capital.

Each of C-III, Capital Partners, C-III Manager, Anubis, Island Capital and Andrew Farkas has a business address at c/o Island Capital Group LLC, 717 Fifth Avenue, 18th Floor, New York, New York 10022.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

No Reporting Person or manager or executive officer of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

By virtue of the terms of the Exclusivity Agreement and the Intercreditor Agreement (as defined in Item 4 or Item 6 hereof), the Reporting Persons, together with the Colony Parties, may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act with respect to Shares of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

On October 16, 2011, in connection with Credit Amendment No. 2 and the Assignment Agreement, as well as the Warrant Assignment (as defined in Item 5 or Item 6 hereof), each of CDCF and CFI assigned Warrants with respect to 1,760,170 Shares of the Issuer to C-III, C-III caused the Issuer to deliver to each of CDCF and CFI warrants with respect to 932,222 Shares of the Issuer (the “Colony Second Amendment Effective Date Warrants”) that otherwise would have been issued to C-III, and the Issuer issued a warrant with respect to 1,864,445 Shares of the Issuer to C-III (the “C-III Second Amendment Effective Date Warrant”, and together with the Colony Second Amendment Effective Date Warrants, the “Second Amendment Effective Date Warrants”). C-III used cash on hand (which was contributed by Capital Partners) to fund its obligations under Credit Amendment No. 2 and the Assignment Agreement.

Items 4, 5 and 6 are incorporated by reference in their entirety into this Item 3.

Item 4. Purpose of Transaction

In consideration of C-III’s commitment to extend credit pursuant to Credit Amendment No. 2, the consent to further amend the Credit Agreement (as defined below) by ColFin GNE Loan Funding, LLC (“ColFin”) and the due diligence investigation of the Issuer which was undertaken and continues to be undertaken by C-III and ColFin and their affiliates, the Issuer entered into a letter agreement (the “Exclusivity Agreement”) with C-III and ColFin (together, the “Exclusive Parties”), which requires the Issuer to work exclusively with the Exclusive Parties with respect to a potential acquisition, recapitalization, asset sale or other strategic transaction (a “Potential Transaction”) and not to, directly or indirectly, solicit or initiate or enter into any discussions, negotiations or transactions with, reply to or encourage, or provide any written or verbal information to, any individual, corporation, partnership or other entity or group other than the Exclusive Parties concerning the acquisition of the Issuer or any of the Issuer’s subsidiaries or any equity interest therein or any substantial portion of the Issuer’s or its subsidiaries’ assets. The Exclusivity Agreement provides for an exclusivity period that commenced on October 16, 2011 and ends at 11:59 p.m., Pacific Time, on November 15, 2011; provided, however, that such period may be extended by C-III, at its option, to 11:59 p.m., Pacific Time, on December 15, 2011 if C-III continues to be diligently pursuing a Potential Transaction on November 15, 2011; and further provided, that such period may be further extended by C-III, at its option, to 11:59 p.m., Pacific Time, on January 14, 2012 if C-III continues to be diligently pursuing a Potential Transaction on December 15, 2011 (the “Exclusivity Period”). The Exclusivity Agreement provides, however, that if the Issuer receives an unsolicited written offer from a third party for a Competing Transaction (as defined in the Exclusivity Agreement) that constitutes a Qualifying Proposal (as defined in the Exclusivity Agreement), then the Issuer shall immediately deliver a copy of the unsolicited offer to C-III. At any time after the 60th day of the Exclusivity Period, the Issuer has the right to request C-III to provide written confirmation that C-III is willing to enter into a transaction with the Issuer on terms and conditions, and in the time frame, at least as favorable as the Qualifying Proposal. If C-III fails to provide such written confirmation within three (3) business days after delivery of the Issuer’s request to C-III and the board of directors of the Issuer determines that it would be a breach of its fiduciary duty to the Issuer’s stockholders not to engage in discussions with the third party, then the Issuer shall have the right to provide information to, negotiate with and enter into an agreement with such third party with respect to a Competing Transaction, provided certain conditions are met. During the Exclusivity Period, the Issuer shall cooperate with the Exclusive Parties in facilitating discussions with creditors and preferred stockholders of the Issuer. The Exclusivity Agreement also provides the Issuer will reimburse C-III for certain expenses incurred in connection with pursuing a Potential Transaction. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference in its entirety into this Item 4.

Subject to the terms of the Intercreditor Agreement (as defined in Item 6 hereof) and the Exclusivity Agreement, one or more of the Reporting Persons or their affiliates intend to have further discussions and other communications with the Issuer regarding a Potential Transaction and may also have discussions and other communications with other persons or entities (including other creditors, stakeholders and stockholders of the Issuer) regarding a Potential Transaction or any other transaction(s) involving the Issuer. In addition, the Intercreditor Agreement designated C-III as the lead party for negotiations with creditors, stakeholders and stockholders with respect to a Potential Transaction, and as such C-III and the Reporting Persons expect to actively engage certain stakeholders of the Issuer to formulate strategic alternatives. In the course of such discussions one or more of the Reporting Persons or their affiliates may suggest actions that could result in, among other things: (a) the acquisition by a Reporting Person(s) and/or their affiliates of additional Shares or other securities of the Issuer, or the disposition of Shares or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) a material change in the Issuer’s business or structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent that a Potential Transaction or anything else described in this Item 4 or in Item 6 may be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) above.

The Reporting Persons and their affiliates may, at any time and from time to time, whether or not in connection with the terms of the Intercreditor Agreement or the Exclusivity Agreement, formulate other purposes, plans or proposals regarding the Issuer or the Shares beneficially owned by the Reporting Person(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) above.

Subject to the agreements described herein, and depending on various factors, including, without limitation, the terms of the Warrants, price levels of the Shares and other securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their affiliates may in the future take such actions with respect to the Issuer as they deem appropriate including, without limitation, purchasing additional Shares of the Issuer or other securities of the Issuer, transferring, selling or otherwise disposing some or all of their Shares or Warrants, altering the terms of the Amended Credit Agreement, increasing or decreasing the amount of credit arrangements or entering into new credit arrangements, engaging in hedging or similar transactions with respect to the Shares or other securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise) or changing their intention partially or entirely with respect to any or all of the matters described in this Item 4 (including taking all or some of the actions specified in clauses (a) through (j) above, such as engaging in or proposing: a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; changes in the present board of directors or management of the Issuer; or changes in the Issuer’s articles of incorporation or bylaws).

Notwithstanding the foregoing paragraph, the Reporting Persons intend to act in accordance with the terms of the Issuer’s organizations documents, applicable law, the Amended Credit Agreement, the Warrants and the other applicable agreements described herein. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons or their affiliates will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a) and (b) The calculations of percentage ownership in this Schedule 13D are based on 69,818,327 Shares outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011. Each Reporting Person’s beneficial ownership has been calculated as indicated below.

•	C-III is the direct beneficial owner of 5,384,785 Shares of the Issuer. C-III has shared voting and dispositive power as follows:

¡ Sole Voting Power	0
¡ Shared Voting Power	5,384,785
¡ Sole Dispositive Power	0
¡ Shared Dispositive Power	5,384,785
¡ Percent of Common Stock	4.99*

•	Capital Partners is the indirect beneficial owner of 5,384,785 Shares of the Issuer. Capital Partners has shared voting and dispositive power as follows:

¡ Sole Voting Power	0
¡ Shared Voting Power	5,384,785
¡ Sole Dispositive Power	0
¡ Shared Dispositive Power	5,384,785
¡ Percent of Common Stock	4.99*

•	Anubis Advisors is the indirect beneficial owner of 5,384,785 Shares of the Issuer. Anubis Advisors has shared voting and dispositive power as follows:

¡ Sole Voting Power	0
¡ Shared Voting Power	5,384,785
¡ Sole Dispositive Power	0
¡ Shared Dispositive Power	5,384,785
¡ Percent of Common Stock	4.99*

•	C-III Manager is the indirect beneficial owner of 5,384,785 Shares of the Issuer. C-III Manager has shared voting and dispositive power as follows:

¡ Sole Voting Power	0
¡ Shared Voting Power	5,384,785
¡ Sole Dispositive Power	0
¡ Shared Dispositive Power	5,384,785
¡ Percent of Common Stock	4.99*

•	Island Capital is the indirect beneficial owner of 5,384,785 Shares of the Issuer. Island Capital has shared voting and dispositive power as follows:

¡ Sole Voting Power	0
¡ Shared Voting Power	5,384,785
¡ Sole Dispositive Power	0
¡ Shared Dispositive Power	5,384,785
¡ Percent of Common Stock	4.99*

•	Andrew L. Farkas is the indirect beneficial owner of 5,384,785 Shares of the Issuer. Mr. Farkas has sole and shared voting and dispositive power as follows:

¡ Sole Voting Power	0
¡ Shared Voting Power	5,384,785
¡ Sole Dispositive Power	0
¡ Shared Dispositive Power	5,384,785
¡ Percent of Common Stock	4.99*

*	As described in Item 6, the Reporting Persons own in the aggregate Warrants to purchase 5,384,785 Shares of the Issuer, but are restricted by the Warrant Exercise Limitation (as defined in Item 6) from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding Shares of the Issuer while they are deemed to be members of a “group” as defined in Section 13(d) of the Exchange Act, with persons that are not their affiliates.

(c) On October 16, 2011, in connection with Credit Amendment No. 2 and the loan assignment provided under the Assignment Agreement (as defined in Item 6 hereof), each of CDCF and CFI entered into a Warrant Assignment Agreement with C-III (each a “Warrant Assignment” and collectively the “Warrant Assignments”) whereby each of CDCF and CFI assigned Warrants to acquire 1,760,170 Shares of the Issuer to C-III. In addition, the Issuer issued and delivered directly to C-III, the C-III Second Amendment Effective Date Warrant and to each of CDCF and CFI the Colony Second Amendment Effective Date Warrants. The transfers and issuances of Warrants were effected in private transactions. This summary of the Warrant Assignments does not purport to be complete and is qualified in its entirety by reference to the Warrant Assignments, which are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated by reference in their entirety into this Item 5.

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 16, 2011, C-III, Grubb & Ellis Management Services, Inc., as Borrower (the “Borrower”), the Issuer, CDCF and CFI entered into a Closing Mechanics Agreement (the “Closing Mechanics Agreement”), pursuant to which the parties evidenced the order for certain aspects of their transactions, and entered into other agreements with respect to the transactions. This summary of the Closing Mechanics Agreements does not purport to be complete and is qualified in its entirety by reference to the Closing Mechanics Agreement which is attached hereto as Exhibit 99.4, and incorporated by reference in its entirety into this Item 6.

On April 15, 2011, Borrower, Issuer, as Parent Guarantor, the several lenders from time to time parties thereto and ColFin, as Administrative Agent (“Administrative Agent”), entered into a Credit Agreement dated as of April 15, 2011 (the “Credit Agreement”). On July 22, 2011, the parties to the Credit Agreement entered into Amendment No. 1 to the Credit Agreement (“Credit Amendment No. 1”) amending certain terms of the Credit Agreement. On October 16, 2011, the Issuer, as Parent Guarantor and as a Guarantor, the Borrower, Grubb & Ellis Equity Advisors, LLC, Grubb and Ellis Healthcare REIT II Advisors, LLC and Grubb & Ellis Landauer Valuation Advisory Services, LLC, as Guarantors, ColFin, as Administrative Agent, and as a Lender, and C-III (collectively, the “Loan Parties”) entered into Amendment No. 2 to the Credit Agreement (“Credit Amendment No. 2”). Pursuant to Credit Amendment No. 2, the Loan Parties agreed that, subject to satisfaction of certain conditions precedent set forth in Credit Amendment No. 2, including that the Second Amendment Effective Date (as defined in Credit Amendment No. 2) shall occur on or before October 28, 2011, C-III shall join the Amended Credit Agreement (as defined below) as a Lender and provide an additional $10,000,000 term loan commitment to the Borrower. C-III funded its $10,000,000 commitment and joined the Amended Credit Agreement on October 21, 2011. The Issuer is obligated to pay certain costs to effect the transactions contemplated by Credit Amendment No. 2.

The Credit Agreement, as amended by Credit Amendment No. 1 and Credit Amendment No. 2 (the “Amended Credit Agreement”), matures on March 1, 2012 (the “Maturity Date”), borrowings under the Amended Credit Agreement are subject to compliance with a borrowing base and the outstanding loans under the Amended Credit Agreement (“Loans”) must be prepaid (and may not be re-borrowed) in the event that they exceed the borrowing base by a specified percentage and for a specified time period. Interest on the outstanding Loans is payable monthly at a rate currently equal to 12% per annum, which will increase to 12.5% per annum on any outstanding Loans from and after the 270th day after closing date of the Credit Agreement. In lieu of paying interest on a current basis, the Borrower may elect to have interest added to the principal balance of the Loans and become payable on the Maturity Date, in which event the Borrower also is obligated to provide certain Additional Warrants (as defined in the Amended Credit Agreement) to the Lenders. This summary of the Credit Agreement, Credit Amendment No. 1 and Credit Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, Credit Amendment No. 1 and Credit Amendment No. 2, which are attached hereto as Exhibit 99.5, Exhibit 99.6, and Exhibit 99.7, respectively, and incorporated by reference in their entirety into this Item 6.

In connection with Credit Amendment No. 2, ColFin and C-III entered into an Assignment and Assumption (the “Assignment Agreement”), dated October 16, 2011, pursuant to which ColFin, in its capacity as a lender under the Amended Credit Agreement, agreed to assign to C-III, and C-III agreed to purchase, certain outstanding loans in the amount of $4,000,000, plus accrued interest, of ColFin’s existing $18,000,000 in initial principal amount of outstanding Loans under the Amended Credit Agreement. The effective date of the Assignment Agreement was October 21, 2011, which was the date on which C-III funded its $10,000,000 commitment. This summary of the Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the Assignment Agreement, which is attached hereto as Exhibit 99.8 and incorporated by reference in its entirety into this Item 6.

On April 15, 2011, the Issuer issued Warrants to CDCF and CFI to each purchase 3,356,000 Shares at $0.01 per Share upon the exercise of such warrants (the “Original Warrants”). In connection with Credit Amendment No. 1, the Original Warrants were amended on July 22, 2011 (the “Warrant Amendments No. 1”). This summary of the Original Warrants and Warrant Amendments No. 1 does not purport to be complete and is qualified in its entirety by reference to the Original Warrants and the Warrant Amendments No. 1, which are attached hereto as Exhibit 99.9, Exhibit 99.10, Exhibit 99.11 and Exhibit 99.12, respectively, and incorporated by reference in their entirety into this Item 6.

On October 16, 2011, the Issuer and each of CDCF and CFI entered into an Amendment to Warrants to Purchase Shares of Common Stock of the Issuer (the “Warrant Amendments No. 2”) pursuant to which the warrants to purchase Shares of the Issuer dated April 15, 2011, April 30, 2011, May 31, 2011, June 30, 2011, July 31, 2011, August 31, 2011 and September 30, 2011 (collectively with the Second Amendment Effective Date Warrants, the “Warrants”) were amended. The Warrant Amendments No. 2 provide for, among other things, a limitation on the exercise of the Warrants (the “Warrant Exercise Limitation”), whereby: (i) no holder will be entitled to purchase or otherwise acquire Shares of the Issuer or other securities or instruments upon exercise of the Warrants to the extent such purchase, acquisition or receipt would cause the holder to become directly a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act) of 10.00% or more of the Shares of the Issuer; and (ii) if, but for the operation of clause (i), such holder would be deemed to be a beneficial owner of 10.00% or more of the outstanding Shares of the Issuer then any exercise of the Warrant shall be void and have no effect to the extent (but only to the extent) that such exercise would result in the exercising holder (together with such holder’s affiliates) becoming the owner (as distinguished from a beneficial owner under Section 13(d) of the Exchange Act) of more than 4.99% of the Shares of the Issuer outstanding at such time; provided, however, that the foregoing 4.99% limitation on exercise of Warrants in this clause (ii) shall cease to apply to any holder that ceases to be part of a “group” (as defined in Section 13(d) of the Exchange Act) with persons that are not affiliates of such holder. Additionally, the Warrant Amendments No. 2 provide that the anti-dilution and most favored nation pricing provisions of the Warrants do not apply in respect to the transactions described herein. This summary of the Warrant Amendments No. 2 does not purport to be complete and is qualified in its entirety by reference to the Warrant Amendments No. 2, which are attached hereto as Exhibit 99.13 and Exhibit 99.14, respectively, and incorporated by reference in their entirety into this Item 6.

In connection with the issuance of the Original Warrants, CDCF and CFI entered into a Registration Rights Agreement, dated as of April 15, 2011, with the Issuer (the “Registration Rights Agreement”), which provided CDCF and CFI with customary demand and “piggy-back” rights. On October 16, 2011, CDCF, CFI, C-III and the Issuer entered into an Amendment to Registration Rights Agreement (the “Registration Amendment”). The Registration Amendment provided for (i) the inclusion of the Shares issuable upon exercise of the Second Amendment Effective Date Warrants to the securities covered by the Registration Rights Agreement, (ii) the restatement of Schedule I to the Registration Rights Agreement to include C-III as an initial holder of Warrants, and (iii) an amendment to the notice provision to include C-III. This summary of the Registration Amendment and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Amendment and Registration Rights Agreement, which are attached hereto as Exhibit 99.15 and Exhibit 99.16, respectively, and incorporated by reference in their entirety into this Item 6.

On October 16, 2011: (i) the Warrant Assignments were entered into; the Issuer issued the C-III Second Amendment Effective Date Warrant to C-II pursuant to the Amended Credit Agreement; and (iii) the Issuer issued the Colony Second Amendment Effective Date Warrants to CDFC and CFI. Each of the Second Amendment Effective Date Warrants contains the Warrant Exercise Limitation. This summary of the C-III Second Amendment Effective Date Warrant does not purport to be complete and is qualified in its entirety by reference to the C-III Second Amendment Effective Date Warrant, which is attached hereto as Exhibit 99.17 and incorporated by reference in its entirety into this Item 6.

In connection with Credit Amendment No. 2, the Exclusivity Agreement, the Registration Amendment, the Warrant Assignments, the Warrant Amendments No. 2, and the Assignment Agreement, CFI, C-III, ColFin, CDCF and CFI entered into an Intercreditor Agreement (the “Intercreditor Agreement”), dated October 16, 2011. Pursuant to the Intercreditor Agreement, until the Maturity Date neither C-III nor ColFin (collectively, the “Intercreditor Lenders”) may consent to any amendment, modification or waiver of the Credit Agreement or other loan document, without the written consent of both Intercreditor Lenders. If on the Maturity Date C-III (or an affiliate thereof) is a party to a definitive written agreement with the Issuer or one or more subsidiaries relating to a Potential Transaction, then C-III shall have the right to consent to an extension of the Maturity Date without the consent of ColFin. Under the terms of the Intercreditor Agreement, until the earlier of the Maturity Date or the date on which discussions between C-III and the Issuer regarding a Potential Transaction are discontinued, (i) neither Intercreditor Lender may sell assign, participate or otherwise transfer all or any part of its Loans (except to certain controlled affiliates of Island Capital and Colony Capital, LLC) without prior written consent of the other Intercreditor Lender, and (ii) none of C-III, CDCF or CFI may sell assign, participate or otherwise transfer all or any part of its Warrants (except to certain controlled affiliates of Island Capital and Colony Capital, LLC) without prior written consent of the Intercreditor Lenders. The Intercreditor Agreement also provides that no party to the Intercreditor Agreement may consent to any amendment, modification, supplement or waiver to the Registration Rights Agreement, or selection of Holders Counsel (as defined in the Registration Rights Agreement), without the prior written consent of each other party. Furthermore, the Intercreditor Agreement provides that none of C-III, CDCF or CFI shall consent to any amendment, supplement or modification of any term of any Original Warrants, Second Amendment Effective Date Warrants or Additional Warrants without the written consent of C-III, CDCF and CFI. The Intercreditor Agreement also provides that the current Administrative Agent may not resign as such without giving 60 days’ prior written notice to C-III. A majority of the Lenders may remove the Administrative Agent if it or its Affiliate (as defined in the Intercreditor Agreement) ceases to be a Lender. The Intercreditor Agreement also designated C-III as the lead party for negotiations with creditors, stakeholders and stockholders with respect to a Potential Transaction. Finally, the Intercreditor Agreement documents the intent of the parties to the Intercreditor Agreement that the subject loans, commitments and Warrants be split 50/50, with C-III holding 50% of each and ColFin, CDCF and CFI collectively holding 50% of each. This summary of the Intercreditor Agreement does not purport to be complete and is qualified in its entirety by reference to the Intercreditor Agreement, which is attached hereto as Exhibit 99.18 and incorporated by reference in its entirety into this Item 6.

Items 2, 3, 4 and 5 of this Schedule 13D are incorporated by reference in their entirety into this Item 6.

Except as otherwise disclosed herein, including any exhibits hereto, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description of Exhibit

1	Agreement regarding joint filing of Schedule 13D

99.1	Letter agreement by and among C-III Investments LLC, and ColFin GNE Loan Funding, LLC and Grubb & Ellis Company dated October 16, 2011

99.2	Warrant Assignment Agreement by and between CDCF II GNE Holding, LLC and C-III Investments LLC, dated as of October 16, 2011

99.3	Warrant Assignment Agreement by and between CFI GNE Warrant Investor, LLC and C-III Investments LLC, dated as of October 16, 2011

99.4	Closing Mechanics Agreement by and among C-III Investments LLC, Grubb & Ellis Management Services, Inc., Grubb and Ellis Company, CDCF II GNE Holding, LLC, CFI GNE Warrant Investor, LLC and ColFin GNE Loan Funding, LLC, dated October 16, 2011

99.5	Credit Agreement by and among Grubb & Ellis Management Services, Inc., Grubb & Ellis Company, the several Lenders from time to time parties thereto and ColFin GNE Loan Funding, LLC, dated April 15, 2011

99.6	Amendment No. 1 to Credit Agreement by and among Grubb & Ellis Management Services, Inc., Grubb & Ellis Company, the several Lenders from time to time parties thereto and ColFin GNE Loan Funding, LLC, dated July 22, 2011

99.7	Amendment No. 2 to Credit Agreement by and among Grubb & Ellis Management Services Inc., as Borrower, Grubb & Ellis Company, as Parent Guarantor and as a Guarantor, Grubb & Ellis Equity Advisors, LLC, Grubb and Ellis Healthcare REIT II Advisors, LLC and Grubb & Ellis Landauer Valuation Advisory Services, LLC, as Guarantors, ColFin GNE Loan Funding, LLC, as Administrative Agent and as a Lender, and C-III Investments LLC, dated October 16, 2011

99.8	Assignment and Assumption Agreement by and between C-III Investments LLC, as Assignee, and ColFin GNE Loan Funding, LLC, as Assignor and Administrative Agent

99.9	Warrant to Purchase Shares of Common Stock of Grubb & Ellis Company by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC, dated April 15, 2011

99.10	Warrant to Purchase Shares of Common Stock of Grubb & Ellis Company by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC, dated April 15, 2011

99.11	Amendment No. 1 to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC, dated July 22, 2011

99.12	Amendment No. 1 to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC, dated July 22, 2011

99.13	Amendment No. 2 to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated October 16, 2011

99.14	Amendment No. 2 to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC, dated October 16, 2011

99.15	Amendment to Registration Rights Agreement by and among Grubb & Ellis Company, CDCF II GNE Holding, LLC and CFI GNE Warrant Investor, LLC, dated October 16, 2011

99.16	Registration Rights Agreement by and among Grubb & Ellis Company, CDCF II GNE Holding, LLC and CFI GNE Warrant Investor, LLC, dated April 15, 2011

99.17	Second Amendment Effective Date Warrant by and between Grubb & Ellis Company and C-III Investment LLC, dated October 16, 2011

99.18	Intercreditor Agreement by and among C-III Investments LLC, ColFin GNE Loan Funding, LLC, CDCF II GNE Holding, LLC and CFI GNE Warrant Investor, LLC, dated October 16, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2011

C-III INVESTMENTS LLC

By:	/s/ Jeffrey P. Cohen
	Name:	Jeffrey P. Cohen
	Title:	President

C-III CAPITAL PARTNERS LLC

By:	Island C-III Manager LLC, its Manager

By:	/s/ Jeffrey P. Cohen
	Name:	Jeffrey P. Cohen
	Title:	President

ISLAND C-III MANAGER LLC

By:	/s/ Jeffrey P. Cohen
	Name:	Jeffrey P. Cohen
	Title:	President

ANUBIS ADVISORS LLC

By:	/s/ Jeffrey P. Cohen
	Name:	Jeffrey P. Cohen
	Title:	President

ISLAND CAPITAL GROUP LLC

By:	/s/ Jeffrey P. Cohen
	Name:	Jeffrey P. Cohen
	Title:	President

/s/ Andrew L. Farkas
Andrew L. Farkas

Schedule A

Directors and Executive Officers of the Reporting Persons

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Island Capital Group LLC, 717 Fifth Avenue, 18th Floor, New York, New York 10022. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of the Reporting Persons own any shares of the Issuer.

C-III Investments LLC

Name	Title

Jeffrey P. Cohen	President

Frank M. Garrison One American Center 3100 West End Avenue, Suite 1230 Nashville, TN 37203	Vice President

James A. Aston	Treasurer
300 N. Main Street, Suite 402 Greenville, SC 29601

C-III Capital Partners LLC
Name	Title
Andrew L. Farkas	Manager and Chief Executive Officer

Jeffrey P. Cohen	Manager and Executive Managing Director

Frank M. Garrison One American Center 3100 West End Avenue, Suite 1230 Nashville, TN 37203	Manager and President

Sidney B. Reisman Investor (retired) 460 Mariner Drive Jupiter, Florida 33477	Manager

Richard L. Carrión Chairman & Chief Executive Officer of Banco Popular P.O. Box 362708 San Juan, Puerto Rico 00936-2708	Manager

James A. Aston 300 N. Main Street, Suite 402 Greenville, SC 29601	Executive Managing Director

George E. Carleton	Executive Managing Director

Paul A. Hughson	Executive Managing Director

Robert C. Lieber	Executive Managing Director

Island C-III Manager LLC

Name	Title
Andrew L. Farkas	Chief Executive Officer

Jeffrey P. Cohen	President

Frank M. Garrison One American Center 3100 West End Avenue, Suite 11230 Nashville, TN 37203	Vice President

James A. Aston 300 N. Main Street, Suite 402 Greenville, SC 29601	Treasurer

Anubis Advisors LLC
Name	Title
Andrew L. Farkas	Chief Executive Officer

Jeffrey P. Cohen	President

Frank M. Garrison One American Center 3100 West End Avenue, Suite 1230 Nashville, TN 37203	Vice President

James A. Aston 300 N. Main Street, Suite 402 Greenville, SC 29601	Treasurer

Island Capital Group LLC
Name	Title
Andrew L. Farkas	Managing Member and Chief Executive Officer

Jeffrey P. Cohen	President

James A. Aston 300 N. Main Street, Suite 402 Greenville, SC 29601	Chief Financial Officer and Executive Managing Director

Frank M. Garrison One American Center 3100 West End Avenue, Suite 1230 Nashville, TN 37203	Executive Managing Director

George E. Carleton	Executive Managing Director

Paul A. Hughson	Executive Managing Director

Robert C. Lieber	Executive Managing Director